FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Roka Bioscience Chooses Magic Integration Platform to Automate Business Processes across Multiple Backend Systems

PRESS RELEASE

Roka Bioscience Chooses Magic Integration Platform to Automate Business Processes across Multiple Backend Systems

Food Safety Test Manufacturer Increases Efficiencies and Compliance by Integrating Oracle ERP, PLM and Third-Party Systems

Or Yehuda, Israel, May 13, 2014 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Roka Bioscience, manufacturer of food safety assays, has chosen Magic Integration Platform to connect its Oracle JD Edwards EnterpriseOne ERP with its Agile PLM (Product Lifecycle Management) and other third-party systems to increase operational efficiencies and compliance.

“Companies’ ERP and PLM systems often contain overlapping data, such as customer and supplier information, item and catalogue numbers, and more. Manually entering and updating information in both systems takes valuable employee time, can introduce costly transcription errors and can lead to systems containing out-of-date information. In addition, companies’ actual business processes often span between systems,” states Udi Ertel, President, Software Division at Magic Software Enterprises Ltd. “Having achieved Oracle Validated Integration status for both JD Edwards EnterpriseOne and JD Edwards World, Magic’s code-free, metadata-based integration platform provides a quick, reliable and cost-effective way for innovative businesses, such as Roka, to increase efficiencies and differentiation by automating processes between multiple systems.”

“We tried to connect our Oracle PLM and ERP systems previously using another solution from a large vendor and failed, so when Magic proved they could do it, we were thrilled,” said Daniel Churco, Senior IT Manager at Roka Bioscience. “Thanks to Magic’s ease of use and robust set of application and technology adapters, we’ve already completed a number of integration projects and are getting a great return on our investment. And we still have more on our roadmap, including integrating JD Edwards with Salesforce,” added Churco.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Roka Bioscience

Roka Bioscience is a molecular diagnostics company focused on developing and commercializing advanced testing solutions for the food safety testing market. Our Atlas Detection Assays incorporate our advanced molecular technologies and are performed on our “sample-in, result-out” Atlas System that automates all aspects of molecular diagnostic testing on a single, integrated platform. The Atlas System and Detection Assays are designed to provide our customers with accurate and rapid test results with reduced labor costs and improved laboratory efficiencies. For more information, visit www.rokabio.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Roka Bioscience Chooses Magic Integration Platform to Automate Business Processes across Multiple Backend Systems

Exhibit 10.1